UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-33491

Dejour Energy Inc.

(Translation of registrant's name into English)

598-999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-162677) and Form S-8 (File No. 333-156772) of Dejour Energy Inc.

In addition, each Form 6-K furnished by Dejour Energy Inc. since January 1, 2011, to the extent that such Form 6-K has been incorporated by reference into the registration statement on Form F-3 (File No. 333-162677) of Dejour Energy Inc., is also hereby incorporated by reference to the same extent into the registration statement on Form S-8 (File No. 333-156772) of Dejour Energy Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: February 6, 2012	By: /s/ Mathew Wong
Mathew Wong,
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated January 26, 2011
99.2	Material Change Report, dated January 31, 2011
99.3	Material Change Report, dated February 3, 2011
99.4	Material Change Report, dated February 11, 2011
99.5	Material Change Report, dated March 24, 2011
99.6	Annual Information Form in respect of the fiscal year ended December 31, 2010
99.7	Certificate of Change of Name
99.8	Notice of Annual Meeting of Shareholders held on December 15, 2011
99.9	Management Information Circular prepared in connection with Annual Meeting of Shareholders held on December 15, 2011